UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)

Under the Securities Exchange Act of 1934

Amylin Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

032346108

(CUSIP Number)

Eric Sippel

Eastbourne Capital Management, L.L.C.

1101 Fifth Avenue, Suite 370

San Rafael, CA 94901

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 3, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Preamble

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D filed on August 3, 2008, as previously amended (the “Schedule 13D”), by Eastbourne Capital Management, L.L.C. (“Eastbourne”), Richard Jon Barry (“Barry”), Black Bear Fund I, L.P. (“Fund I”), Black Bear Fund II, L.L.C. (“Fund II”) and Black Bear Offshore Master Fund, L.P. (the “Offshore Fund,” together with Eastbourne, Barry, Fund I and Fund II, the “Filers”), relating to shares of Common Stock (the “Stock”) of Amylin Pharmaceuticals, Inc. (the “Issuer”). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Items 4 and 7 of the Schedule 13D are hereby amended and supplemented to add the following:

Item 4. Purpose of Transaction

On April 3, 2009, the Filers delivered a letter to the Board of Directors of the Issuer. A copy of the letter is attached hereto as Exhibit E and incorporated by reference herein.

Item 7. Material to be files as Exhibits

The Exhibit Index is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2009

By:	/s/ Eric M. Sippel
Eric M. Sippel
Chief Operating Officer

Black Bear Fund I, L.P.
By: Eastbourne Capital Management, L.L.C., its General Partner

By:	/s/ Eric M. Sippel
Eric M. Sippel
Chief Operating Officer

Black Bear Fund II, L.L.C.
By: Eastbourne Capital Management, L.L.C., its Managing Member

By:	/s/ Eric M. Sippel
Eric M. Sippel
Chief Operating Officer

Black Bear Offshore Master Fund, L.P.
By: Eastbourne Capital Management, L.L.C., its General Partner

By:	/s/ Eric M. Sippel
Eric M. Sippel
Chief Operating Officer

/s/ Richard J. Barry
Richard J. Barry

EXHIBIT INDEX

Exhibit F	Letter to the Board of Directors of Amylin Pharmaceuticals, Inc. of April 3, 2009.